(Translation)

AGREEMENT

AN  AGREEMENT  made this 5th day of  September, 2007

BETWEEN

Miss. Tong Mo Ping (Hong Kong IC No.G283366(1) of ( Flat 4, 34 Floor, Chung Wa House, Tin Chung Court, Tin Shui Wai, Yuen Long, Hong Kong), and Miss Tong Mo Ching (Hong Kong IC No.E434044(6) of  (Room 3118, 31/F, Hong Ming House, Wah Ming Estate, Fan Ling, Hong Kong) .
(hereinafter collectively called "the Vendors") of the one part

AND

A Power Agro Agriculture Development Inc. (formerly known as Volcanic Gold Inc.), a company incorporated in Nevada, USA, Corporation No. ( C3048-1974 ) and having its address at 360 Main Street, PO Box 393 Washington, VA22747, USA (hereinafter called "the Purchaser") on the other part.

WHEREAS:-

1.
The Vendors are the legal and beneficial owners of Hang Yu Tai Investimento Limitada (Company No. 25487 SO)  (hereinafter referred to as “the said Company”), a company incorporated in Macau SAR, People’s Republic of China with limited liability and having its principal place of business at Macao East-north Big Road, Hai Ming Ju, Building 3, 5th floor L room.  Miss Tong Mo Ping and Miss Tong Mo Ching each has 17,500 and 7,500 ordinary shares respectively of Macau Dollar One (M$1) only each fully paid up representing 25,000 shares collectively, (hereinafter collectively referred to as “the Sale Shares”) aggregating to One Hundred Percentum (100%) of the issued and paid-up capital of the said Company.

2.
The said Company is the legal and beneficial owners of 78% equity interest in a company in China known as ZHONGXINGNONGMU CO. (in Chinese Business Register No. 1308001000413) (hereinafter called “ZHONGXING”). ZHONGXING is duly established and incorporated in Hebei China with limited liability and a registered capital of RMB60 million, having its registered address at HEBEISHENG  CHENGDESHI FENGNING MANZUZIZHIXIAN DAGELU XIQULU 78 HAO. Mr. SUN XIMIN is the legal representative of ZHONGXING that is carrying on the business of rearing of cattle and operating of diary farm. (Hereinafter referred to as “Principal Activities”).

3.
ZHONGXING is applying to become a sino-foreign joint venture enterprise, (herein after referred to as SFJVE), such that corresponding Joint Venture Agreement (JVA) between the said Company and ZHONGXING and the Memorandum of Article and Association of the SFJVE (hereinafter called the M&A) have been executed and agreed upon in preparation together with the aforesaid submission. (A copy of each of the said JVA and M&A are annexed hereto and marked appendix (X) and Appendix (Y) respectively)

4.	The said Company has no other business activity except the aforesaid holding of 78% equity interest in ZHONGXING.

5.	The Purchaser is a company quoted on the OTCBPS of NASDAQ, the United States of America with Ticker Symbol reference of “APWA”.

6.
As at 5th September 2007, the financial position of the said Company, as shown in its management account, is owning 78% equity stake in ZHONGXING which is representing its only asset, whereas ZhongXing’s Financial Audited Report 2006 and Management Account 2007 is evidencing Net Assets of NO LESS THAN United States Dollars (Ten million two hundred and sixty nine thousand) (US$10,269,000.00) as at 31st. December 2006 and of United State Dollars ( Nineteen  Million Five Hundred and Sixty Five Thousand) (US$19,565,000.00) as at 31st July 2007 respectively excluding the values of the new blocks of land measuring up to 5,000 Mu (hereinafter referred to as New Land) and based on the exchange rate of US$1 to RMB7.75 (hereinafter referred to as “the ZHONGXING Accounts”).   Copies of the ZhongXing’s Audited Report 2006 and Management Account 2007 and reference of the New Land are annexed hereto and marked as Appendix (C1), Appendix (C2) and Appendix (C3) respectively.)

7.
The Vendors have agreed to sell and the Purchaser has agreed to purchase the Sale Shares free from all encumbrances with all rights to dividends and other distribution declared made and paid after the date of this Agreement upon the terms and conditions hereinafter appearing.

NOW IT IS HEREBY AGREED as follows:-

1.	Definitions and Interpretations

In this Agreement, unless the context otherwise requires, the following words or expression shall have the following meaning:-

(a)	“Purchaser” includes its respective nominees and successors in title ;

(b)	“Vendors” include their respective successors in title ;

(c)	“The Completion Date” shall refer to the date of full payment of all monies and shares payable by the Purchaser herein provided ;

(d)	“US$” means United States Dollars, the currency of the United States of America ;

(e)	All undertakings, agreements, terms, warranties and representations expressed to be made by two or more parties hereto shall be deemed to be made by them and be binding on them jointly and severally ;

(f)	Reference to natural persons shall be deemed to include body corporate and the plural number shall include the singular number and vice versa ;

(g)	Words importing the masculine gender shall be deemed to include the feminine and neuter gender ;

(h)	The headings are inserted for convenience of reference only and shall not affect the interpretation of this Agreement hereof ;

(i)	Where an act required to be done within a specified number of days after or from a specified date, the period is inclusive of and begins to run from the date so specified ;

(j)
A period of a month from the happening of an event or the doing of an act or thing shall be deemed to be inclusive of the day on which the event happens or the act or thing is or was required to be done ;

(k)	The Appendices hereto shall be taken, read and construed as an essential part of this Agreement ;

2.	Agreement For Sale and Purchase

2.1	Purchase Consideration and Part Payment

In consideration of the sum of RMB Seventy Seven Million Five Hundred Thousand), (RMB77,500,000.00 equivalent to US$10,000,000.00) only  (hereinafter call “the Part Payment") now paid by the Purchaser to the Vendors by way of deposit and part payment towards the purchase price of the Sale Shares (the receipt of which the Vendors hereby duly acknowledge, and that, its corresponding paid order, signed receipt and corresponding banking record of the said payment are annexed hereto marked Appendix E ), (hereinafter referred to as Part Payment) the Vendors hereby agree to sell and the Purchasers hereby agree to purchase the Sale Shares free from all encumbrances with all rights to dividends and other distribution declared made and paid after the date of this Agreement at the total purchase price of United States Dollars Twenty Six Million Nine Hundred and Ten Thousand (US$26,910,000.00) only (hereinafter called "the Purchase Price")  and subject to further terms and conditions hereinafter contained.

2.2	Payment of Balance Purchase Price

The balance of the Purchase Price amounting to United States Dollars Sixteen Million and Nine Hundred and Ten Hundred Thousand (US$16,910,000.00) only (hereinafter called "the Balance Purchase Price”) shall be settled within Ninety (90) days  from the date hereof (hereinafter called “the Completion Date”) by the issuance of shares by the Purchaser to the Vendors or the Vendor’s nominee(s) amounting to 7,000,000 units of its shares (hereinafter called “the Purchaser’s Consideration Shares”) at par of US$0.001 per share. The Purchaser’s Consideration Shares shall rank pari passu in all respects with the existing Purchaser’s shares save and except for dividends to be declared for the financial year ending 31st August 2007.

2.3	Purchaser’s Right after payment of the Part Payment

After the Purchaser has paid the Part Payment referred to in Clause 2.1 hereof, the Purchaser shall become the sole owner of and have the absolute control and authority over the said Company (hereinafter referred to as Ownership) and the Purchaser’s remaining obligation of settling the issuance of shares in accordance with condition and term stated in Clause 3 hereto, shall be regarded as a moral obligation without affecting the Ownership.

3.	Due Diligence

3.1	Purchaser's Rights to Due Diligence

Not with standing the fact that the Purchase has done its Due Diligence in respect of ZHONGXING’S business affairs satisfactorily during the period prior to the execution of this agreement. The Vendor agreed that during the period commencing the date of this Agreement and ending on the Completion Date, the Purchaser as the new foreign owner of ZhongXing shall be entitled to:

(i)	make such reasonable enquiries and to attend at the offices of the said Company and ZHONGXING;

(ii)	a due diligence investigation of on the profit records of the said Company and ZHONGXING.

(iii)	a due diligence investigation of the profit forecast and projection of the said Company’s and ZHONGXING’s operations by the Purchaser and its auditors ;

(iv)	obtain current valuation of ZHONGXING’s properties to confirm that the Net Asset Value of the ZHONGXING is in accordance with records stated in ZHONGXING’s Management Account as at 31st July 2007.

(v)
follow up and carry on with the application of the Sino joint venture of ZHONGXING (SJVZHONGXING) where the Purchaser shall proceed with matters related to the SJVZHONGXING as a foreign Joint Venture Partner to obtain the right to repatriate its share of profits and investment and investment interest earned and or invested in the SJVZHONGXING in the People's Republic of China.

3.2	Vendors' Obligations

The Vendors shall take all steps and do all things necessary to enable the Purchaser and/or its representatives to carry out the enquiries and the due diligence investigation as provided in Clause 3.1.

3.3	Purchaser's Entitlement to claim

In the event that :

(i)	the Purchaser is unable to make reasonable enquiries or attend at the office of The said Company and ZHONGXING or carry out the due diligence investigations due to no fault of the Purchaser; or

(i)
it is found, as a result of the due diligence investigations or otherwise, that any of the Representations and Warranties contained in Clause 11 are untrue, misleading or incorrect or have not been fully carried out in any material respect, or

(iii)
in any event of any matter or thing arising or becoming known or being notified to the Purchaser which is materially inconsistent with any of the Representations and Warranties contained in Clause 11 ;

then the Purchaser may by notice in writing to the Vendors, to be given not later than the Completion Date, specify and verify the amount of claims, (hereinafter referred to as the Claims) and in which event (without prejudice to any claim in damages), the Vendors shall refund forthwith to the Purchaser the claims together with interest accruing thereon (if any).

4.	Delivery of Documents

4.1	Simultaneously with the execution of this Agreement, the Vendors shall deliver or cause to be delivered the following documents to the Purchaser:

(a)
The transfer forms in respect of the Sale Shares duly executed by the Vendors in favour of the Purchaser and/or the Purchaser's nominee(s) (hereinafter called “the said Transfers”) together with all the share certificates in respect of the Sale Shares and all other relevant documents necessary for effecting the transfer of the Sale Shares to the Purchaser and or the Purchaser's nominee(s).

(b)
The letters of resignations of all the existing directors from their respective offices in the said Company each acknowledging that they have no claims against the said Company for compensation or otherwise; and

(c)	Resolutions of the Board of Directors of the said Company in accordance with the Memorandum and Articles of Association of the said Company approving :-

(i)	the sale and transfer of the Sale Shares from the Vendors to the Purchaser or its nominee or nominees and the registration of such transfer ; and

(ii)	the appointment of such persons as the Purchaser may nominate as the new Directors of the said Company ;

(d)	the common seal and certificate of incorporation of the said Company.

(The documents referred to in Clauses 4.1 (a) to 4.1 (d) are hereinafter collectively referred to as "the said Documents").

5.	Completion

The Completion of this Agreement shall take place on the Completion Date, whereupon:

the Purchaser shall issue the Purchaser’s Consideration Shares in the name of the Vendors and/or their nominee(s) as the Vendors shall direct and shall deliver the share certificates to the Vendors.

6.	Non-Registration of the Transfer of the Sale Shares

In the event that the transfer of the Sale Shares cannot be registered in favour of the Purchaser or its nominee(s) free from encumbrances for any reason whatsoever, all monies received by or paid on behalf of the Vendors or for or on behalf of The said Company and ZHONGXING shall be refunded by the Vendors to the Purchaser or its nominee(s) free of interest thereon and upon such refund this Agreement shall be deemed terminated and of no further effect and neither of the parties shall have any claim against the other PROVIDED THAT all documents received by the Purchaser shall have by then returned by the Purchaser to the Vendors.

7.	Outgoings

All rent, assessment charges, rates, taxes and other outgoings if any payable by The said Company and ZHONGXING on or before the Completion Date shall be borne and paid for by the Vendors PROVIDED ALWAYS that the Vendors shall indemnify the Purchaser or its assigns in respect of any penalties and damages which may be arise as a result of any late payments or default in payment in respect of such rent, assessment charges, rates, taxes or other outgoings.

8.	Vendors’ Indemnity

8.1
If there shall be any breach by the Vendors of any warranty, guarantee, undertaking and agreement herein contained, then the Purchaser shall be entitled to be indemnified by the Vendors in respect of any loss resulting from such breach.

8.2
Without prejudice to the generality of the foregoing, if the effect of any such breach is that The said Company and ZHONGXING has incurred or incurs any liability or contingent liability which would not have been incurred had there been no such breach, then the Vendors shall make good to The said Company and ZHONGXING the amount of the loss occasioned by such liability by payment in cash to The said Company and ZHONGXING.

9.	Representations and Warranties

9.1	The Vendors hereby jointly and severally represent, warrant and undertake to and with the Purchaser as follows :-

(a)	None of the Sale Shares which are registered in the names of the Vendors are subject to any option, charge, lien or encumbrances and the Vendors are the beneficial owners thereof ;

(b)	The accounts of the said Company and ZHONGXING as at the 31st July 2007 gave a true and fair view of the financial position of The said Company and ZHONGXING.

(c)
The said Company and ZHONGXING are not involved in any dispute with any revenue authorities concerning any matter likely to affect in any way the liability ( whether accrued, contingent or future) of The said Company and ZHONGXING to taxation or other sum imposed, charged, levied or payable under the provision of any taxation statute.

(d)
The said Company and ZHONGXING have not prior to the date hereof issued or agreed to issue any shares or given or agreed to give any option in respect of any shares nor issued or agreed to issue or give any option in respect of any debentures or other securities.

(e)	There are no existing service agreements or contracts between The said Company and ZHONGXING and any directors thereof.

(f)
The said Company and ZHONGXING are not engaged in any litigation or arbitration proceedings and no such proceedings and no prosecution are pending or threatened against the said Company and the Vendors know of no facts or matters likely to give rise thereto and that the said Company is not in default in respect of any obligations whether contractual statutory or municipal;

(g)	The said Company and ZHONGXING have no subsidiaries other than the subsidiaries disclosed hereof. (Hereinafter called the subsidiaries attached hereof marked appendix (D))

(h)	The said Company and ZHONGXING have no mortgages liens other encumbrances secured over any of their properties and assets other than the one disclosed in the disclosure annexed hereto as Appendix (G).

(i)
The said Company and ZHONGXING have in relation to each of their employee (and in so far as relevant to each of its former employees) complied in all material respects with all obligations imposed on it by all statutes, regulations and codes of conduct and practice relevant to the relations between them and their employees.

10.	Default by Purchaser

In the event that the Purchaser shall fail to complete the sale and purchase of the Sale Shares in accordance with Clause 2.2 hereof, the Vendors shall be entitled to claim liquidated damages amounting up to the Balance Purchase Price of United State Dollars Sixteen Million Nine Hundred and Ten Thousand (US$16,910,000.00).

11.	Force Majeure

Notwithstanding any provision herein to the contrary, no party hereto shall be liable to any other party hereto for loss, injury, delay or damages suffered or incurred by any such other party due to a substantial effect, acts of God, government actions or any other cause which is beyond the reasonable control of the party the performance of whose obligations hereunder are affected by such cause.

12.	Time of Essence

Time wherever mentioned shall be deemed to be of the essence of this Agreement.

13.	Notice

Every notice, request, consent, demand or other communication under this Agreement shall be given or made in writing shall be sufficiently served on the party to whom it is addressed if it is left at or sent by registered post or telegram to the address given above or to the place of business for the time or to such address as one party hereto may from time to time notify in writing to the other party hereto. A notice sent by registered post or facsimile shall be deemed to have served at the time when it ought in due course of post or transmission to have been received.

14.	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of Macau SAR.

15.	Modifications

All parties hereto agree that the provisions herein contained may if mutually agreed upon be varied, amended, modified or substituted and any such variations, amendment, modification or substitution thereof shall be in writing and signed by all parties hereto.  In the event of any inconsistency as to any of the provisions thereof, the one subsequent in time shall prevail.

16.	Severability

If any of the provisions of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

17.	This Agreement the Sole Agreement

This Agreement constitutes the sole and only agreement between the Vendors and the Purchaser respecting the sale and purchase of the Sale Shares and correctly sets forth the agreement reached between them in respect of the subject matter of this Agreement and supersedes and cancels all previous and other agreements, negotiations, representations, undertakings or undertakings whatsoever whether written or oral in respect thereof.

18.	Costs

The Parties hereto shall bear and pay their respective Solicitors’ fees and costs and the Purchaser shall bear all charges fees and expenses incurred or levied in respect of the Transfer of the Sale Shares including the stamp duties and the registration fees thereof and the stamp duty for this Agreement.

19.	Successors Bound

This Agreement shall be binding on the respective successors-in-title, heirs and permitted assigns of the parties hereto.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seal the day and year first above written.

Signed by THE VENDORS	)
in the presence of :-)
)
	)	(signed)
	)	(Tong Mo Ping)
	)	_______________________
)
)

)
)	(signed)
)	(Tong Mo Ching)
)	_______________________
)

The Common Seal of )
THE PURCHASER	)
	)	(Common Seal of
	)	A Power Agro Agriculture Development Inc.
(Company No. C3048-1974)		affixed)
was hereunto affixed in the	)
presence of :-)
	)	(signed)
(Solomon YK Lee)
_____________________
DIRECTOR

APPENDIX (X)
SINO JOINT VENTURE AGREEMENT

APPENDIX (Y)
MEMORANDUM OF ARTICLE AND ASSOCIATION

APPENDIX (C1)
ZHONGXING’S AUDITED REPORT 2006

APPENDIX (C2)
ZHONGXING’S MANAGEMENT ACCOUNT AS AT 310707

APPENDIX (C3)
REFERENCE TO THE NEW LAND

APPENDIX (E)
CORRESPONDING PAID ORDER, SIGNED RECEIPT AND CORRESPONDING BANKING RECORD OF “ THE PART PAYMENT

APPENDIX (G)
MORTGAGES LIENS OTHER ENCUMBRANCES SECURED OVER THE PROPERTIES AND ASSETS